EXHIBIT 99.1

Westport Fuel Systems and Weichai Westport to Commercialize HPDI 2.0 Technology for China

VANCOUVER, British Columbia, Aug. 28, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) announced today that it has entered into definitive development and supply agreements with Weichai Westport Inc. (“WWI”) to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0™ technology, based on one of Weichai Power Co., Ltd.’s (“Weichai Power”) heavy-duty engine platforms.  Weichai Power and WWI are affiliates of the Weichai Holding Group Co., Ltd (“Weichai”).

Under the new development program for the Chinese market, Westport Fuel Systems will support the adaptation of the Westport HPDI 2.0 technology onto one of Weichai Power's heavy-duty engine platforms, building on the years of experience WWI has with Westport HPDI technology.  The new natural gas engine will be certified to meet China VI emissions standards and is expected to be launched in the second half of 2019.

Once in production, Westport Fuel Systems will supply critical HPDI 2.0 system components to WWI, each of which is required for every HPDI 2.0 engine sold by WWI.  WWI has committed to purchase HPDI 2.0 system components required for a minimum of 18,000 HPDI 2.0 engines between the launch date and the end of 2023.  In addition, Westport Fuel Systems will receive a royalty payment from WWI for each engine sold in consideration of the HPDI license rights provided to WWI.  WWI will market and sell the heavy-duty natural gas engines with the Westport HPDI 2.0 technology to various truck original equipment manufacturers (“OEMs”).

“We have achieved another milestone by fully and formally supporting our partner, Weichai, a dominant engine producer in China, in the development of clean heavy-duty vehicles to help reduce greenhouse gas (“GHG”) emissions in China,” said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. “It really is a continuation of the successful relationship between Weichai and Westport Fuel Systems.  These agreements demonstrate the viability of our market-ready, clean technology solutions; secure the value of our Westport HPDI technology; and provide protection to our intellectual property. With WWI’s committed volume, this will extend our first mover advantage and allow us to access further economies of scale with our suppliers.”

“As the demand for natural gas vehicles has grown significantly over the years, the demand for better performing, cleaner, and more efficient engines has also increased,” said Dr. Tan Xuguang, Chairman of Weichai.  “Westport HPDI 2.0 technology provides the only proven and commercially available solution that can deliver on all of these demands and provide up to 20% GHG reduction, while using a more economical fuel.  This, combined with the extensive liquefied natural gas (“LNG”) fueling infrastructure network in China, will provide the domestic Chinese market with a viable clean technology solution that we believe will become the leading powertrain solution in the world for heavy-duty long-haul trucks.”

Westport Fuel Systems will supply the HPDI 2.0 system components on a limited exclusivity basis.  Under the terms of the agreement, Westport Fuel Systems is precluded from selling these system components for use in commercially available engines sold in China with the exceptions of certain global OEMs and their affiliates, for a minimum period of five years from the date of execution of the development agreement, subject to WWI meeting defined volume targets.  Other key terms of the agreements, such as pricing, have not been disclosed for competitive reasons or due to confidentiality restrictions.

About Weichai Holding Group Co., Ltd.
Founded in 1946, Weichai Group is one of the biggest automobile and equipment manufacturing groups regarding comprehensive strength in China. The group has achieved 220.7 billion RMB sales income in 2017. It possesses six business platforms, namely powertrain, intelligent logistics, automotive, construction machinery, luxury yacht and finance & service. Weichai Group is an interdisciplinary, multi-industry international company, with branch companies locating in Europe, North America and Southeast Asia, including Weichai Power (SZ000338; HK2338), Weichai Heavy Machinery (SZ000880), Yaxing Motor Coach (SH600213), Moteurs Baudouin, Ferretti Group, Linde Hydraulics, and KION Group AG (DE000KGX8881) which controls Dematic.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Note: This press release contains forward-looking statements, including statements regarding the timing, launch, and completion of the development of a Westport HPDI 2.0 system with Weichai, the emission standard certification of such HPDI 2.0 system, the demand for our products (including HPDI 2.0 system components), the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties, and assumptions include those related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Investor Inquiries:
Caroline Sawamoto
Senior Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com